Mail Stop 0306

April 11, 2005



VIA U.S. MAIL AND FAX (918) 583-7442

Mr. Robert H. Nelson
Chief Financial Officer
Palweb Corporation
1613 East Fifteenth Street
Tulsa, Oklahoma 74120

	Re:	Palweb Corporation
		Form 10-KSB for the year ended May 31, 2004


Dear Mr. Nelson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended May 31, 2004

Item 6. Management`s Discussion and Analysis - Page 13

1. Revise future filings to include a discussion of the company`s policy for identifying and accounting for obsolete or unsaleable inventory as a critical accounting policy. Alternatively, tell us why you do not believe this to be one of the company`s critical accounting policies.

Item 8A. Controls and Procedures - Page 23

2. We note your disclosure that "there can be no assurance that any design will succeed in adhering to its stated goals under all potential future conditions." Revise future filings to remove this qualifying disclosure.

3. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting in future filings to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

Consolidated Statements of Cash Flows - Page F-5

4. We note that you acquired Greystone Plastics, Inc. in fiscal year
2004 by paying $4.2 million in cash and issuing $8.3 million of notes payable. Tell us how you have reflected the cash paid for the acquisition of the assets and liabilities of Greystone in your statement of cash flows. Tell us how your accounting complies with paragraphs 15-17 of SFAS No. 95.

Note 1. Summary of Significant Accounting Policies

Recognition of Revenues - Page F-8

5. We noted that you state "revenues are recognized when the product is shipped." However, we also noted on page 8 that it appears you offer both products and services to your customers. Tell us and revise future filings to discuss what services you provide and how you recognize revenues for such services.

Note 14. Acquisition - Page F-17

6. It appears that Greystone Plastics had a significant arrangement with at least one customer. However, it does not appear that you allocated any amounts as an intangible asset relating to this contractual agreement. Please supplementally tell us why you did not allocate a greater amount to any intangible assets based on paragraphs 37(e) and 39 of SFAS 141 and also Appendix A14 of SFAS
141. Tell us and revise future filings to disclose why the purchase resulted in such a significant amount being recorded to goodwill.


Form 10-QSB for the period ended November 30, 2004

Item 3. Controls and Procedures - Page 11

7. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as set forth below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please amend your filing to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

8. We do not see where you have included the information required by
Item 308(c) of Regulation S-B. Revise to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting.

*    *    *    *


      As appropriate, please amend your Form 10-QSB for the period ending November 30, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or Kevin Vaughn at (202) 824-5387 or me at (202) 942-7903 if
you
have any questions regarding these comments.



							Sincerely,



							Michele Gohlke
							Branch Chief
Mr. Robert H. Nelson
Palweb Corporation
April 11, 2005
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